Exhibit 99.1

Global Ship Lease Announces Forward Charter Agreements

New multi-year forward charters to Hapag-Lloyd for six ECO 6,900 TEU ships expected to generate aggregate $393 million EBITDA

LONDON, August 30, 2022 (GLOBE NEWSWIRE) – Global Ship Lease, Inc. (NYSE: GSL) (the “Company”) today announced that it has entered into new multi-year charters with Hapag-Lloyd for six ECO 6,900 TEU ships. The new charters are each for a firm period of five years, followed by two 12 month periods at the option of the charterer, and are scheduled to commence between late 2023 and late 2024, following the expiration of existing charters to a different counterparty. The charters are expected to generate average Adjusted EBITDA of approximately $13.1 million per ship, per year; and total Adjusted EBITDA of around $393 million for the six ships over the firm charter period.

George Youroukos, Executive Chairman of Global Ship Lease, commented, “We are pleased to announce that we have chartered these high-quality Post-Panamax containerships at rates that reflect the current market, but particularly the long-term need by liner operators for these well-specified vessels. These new forward charters provide a significant extension of our contracted revenue streams through nearly the end of the decade, and we are delighted to deepen our relationship with Hapag-Lloyd. So far this year, through three charter extension options, one prompt fixture, and eleven forward fixtures, we have added almost $920 million of contracted revenues, and we continue to pursue additional attractive, long-term employment for our in-demand fleet.”

About Global Ship Lease
Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York stock Exchange in August 2008.
As at August 30, 2022, Global Ship Lease owned 65 containerships, ranging from 1,118 to 11,040 TEU, with an aggregate capacity of 342,348 TEU. 32 ships are wide-beam Post-Panamax.
Adjusted to include all charters agreed, up to August 30, 2022, the average remaining term of the Company’s charters as at June 30, 2022, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 3.1 years on a TEU-weighted basis. Contracted revenue on the same basis was $2.4 billion. Contracted revenue was $2.8 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 4.0 years.

Forward-Looking Statements
This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.

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